

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2022

Harrysen Mittler
Chief Executive Officer
Wearable Health Solutions, Inc.
2300 Yonge St., Suite 1600
Toronto, Ontario M4P 1E4 Canada

> **Re:  Wearable Health Solutions, Inc.**
>       **Registration Statement on Form 10-12G**
>       **Filed November 19, 2021**
>       **File No. 000-56368**

Dear Mr. Mittler:

    We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Manufacturing